Deal Highlights


Andy Warhol
(b. 1928-1987)
View All (3)

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Initial Offering	$516,000
Painting	Flowers (1965)
Dimensions	8 x 8
Progress	100%

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Artist Overview

Most Expensive American Artist

In 2022, Warhol's painting Shot Sage Blue Marilyn sold for $195 million at Christie's, taking the throne as the most expensive painting ever made by an American artist at auction.


Final Sale Price (2022):

$5 Billion in Auction Sales

Over his auction career, Andy Warhol has totaled more than $5 billion in auction sales, making him one of the top-selling artists of all time.



Museum Prestige

Warhol is in the permanent collections of more than 130 museums worldwide, including the MoMA, the Met, and the Guggenheim.



2 Previous Exits

Masterworks has previously exited two Warhol paintings from the same Flower series. Both examples were larger but speak to our ability to exit this artist and this specific style.


FLOWERS (1964-5)
$2.44M
MAR 2022
FLOWERS (1964-5)
$2.7M
DEC 2022
FLOWERS (1964)
$3.33M
FLOWERS (1964)
$3.53M

Offering Details

Celebrated Subject

This is an example of the artist's iconic and highly celebrated Flowers series, one of Warhol's most recognizable bodies of work within his oeuvre.



Prestigious Exhibition

This style was created for a prestigious exhibition at Ileana Sonnabend Gallery, Paris. The 8-inch format, to which the Artwork belongs, was introduced specifically for the Sonnabend exhibition.

